March 18, 2024

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: John Coleman

Dear Sirs:

Re:	Enertopia Corp. ("we", "us", "our", the "Company") Form 10-K/A for the Fiscal Year Ended August 31, 2023 File No. 000-51866 Filed February 1, 2024

We write in response to your letter of March 14, 2024 regarding the above referenced annual report.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1. We note that you provided a technical report summary in response to prior comment one and proposed additional disclosures in response to prior comment two, which are incremental to the proposed disclosures in your February 27, 2024 responses to comments two and four. Please proceed with filing your amendment to the August 31, 2023 Form 10-K, to include the revisions proposed in your February 27, 2024 and March 12, 2024 response letters and to include the technical report summary as Exhibit 96.

Please include updated officer certifications along with your amendment to comply with Item 601(b)(32) of Regulation S-K and Rule 12b-15 of Regulation 12B.

Response: The Company has filed an amended 10-K as requested in the above comment, which includes updated officer certifications.

Yours truly,

ENERTOPIA CORP.

Per:	/s/ Robert McAllister
Robert McAllister
Chief Executive Officer